EXHIBIT 99.1

Brookfield Corporation Announces Pricing of C$500 Million of Medium-Term Notes Due 2036 and C$250 Million Re-Opening of Medium-Term Notes Due 2055

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, NEWS, April 16, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced the pricing of a public offering of C$500 million aggregate principal amount of medium-term notes due April 21, 2036 (the “2036 notes”), which will bear interest at a rate of 4.803% per annum, payable semi-annually, and the pricing of a C$250 million re-opening of its 5.399% medium term notes due December 11, 2055 (the “2055 notes” and together with the 2036 notes, the “notes”).

The 2055 notes will form part of the same series as the already outstanding C$650 million aggregate principal amount of 5.399% notes due December 11, 2055 (the “existing notes”), which were issued on December 11, 2025. After giving effect to the re-opening, the aggregate principal amount of the series will be C$900 million. The terms of the 2055 notes will be identical to the existing notes, other than the issue date and the issue price. The 2055 notes will be issued at a price equal to 99.495% of their face value plus accrued and unpaid interest from December 11, 2025 (the issue date of the existing notes) through, but excluding, the date of delivery of such notes, with an effective yield of 5.433%, if held to maturity.

The notes are expected to be assigned a credit rating of A- by Standard & Poor’s, A- by Fitch, A3 by Moody’s and A by DBRS.

Brookfield Corporation intends to use the net proceeds from the sale of the notes for general corporate purposes.

The notes are being offered through a syndicate of agents led by CIBC Capital Markets, BMO Capital Markets, National Bank Capital Markets, RBC Capital Markets, Scotiabank and TD Securities.

The notes are being offered under an existing base shelf prospectus filed in Canada. The offering is being made only by means of a prospectus supplement and pricing supplements relating to the offering of the notes. You may obtain these documents for free on SEDAR+ at www.sedarplus.ca. Before you invest, you should read these documents and other public filings by Brookfield Corporation for more complete information about Brookfield Corporation and this offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus, the prospectus supplement or the pricing supplements. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in energy, infrastructure, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the offering, the expected use of proceeds from the offering and the expected closing date of the offering.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, not presently known to Brookfield, or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.